UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39436

KE Holdings Inc.

(Registrant’s Name)

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Termination of Proposed Acquisition of Kongjian Zhihui

On December 23, 2024, KE Holdings Inc. (the “Company”), through one of its wholly-owned subsidiaries, terminated the equity acquisition agreements with Kongjian Zhihui Decoration (Beijing) Co., Ltd., a company primarily engaged in home renovation business, and all of its existing shareholders, as previously announced in October 2023 (the “Proposed Acquisition”). After careful considerations of the circumstances such as the uncertainties to satisfy the closing conditions, the parties of the Proposed Acquisition agreed to terminate the Proposed Acquisition in accordance with the provisions in the relevant equity acquisition agreements, and no consideration had been paid, or is payable, by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KE Holdings Inc.

By	:	/s/ XU Tao
Name	:	XU Tao
Title	:	Chief Financial Officer

Date: December 23, 2024